UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1-11846

A. Full title of the Plan:
APTARGROUP, INC. PROFIT
SHARING AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
APTARGROUP, INC.
475 West Terra Cotta Avenue, Suite E
Crystal Lake, Illinois 60014
Telephone: (815) 477-0424

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
Note: All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Employee Benefits Administrative Committee
AptarGroup, Inc. Profit Sharing and Savings Plan
Crystal Lake, Illinois
We have audited the accompanying statements of net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP Crowe Horwath LLP
Oak Brook, Illinois
June 23, 2009

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS
AT DECEMBER 31, 2008 AND 2007

	2008	2007
Assets:
Investments, at fair value (Note 3 & Note 8)	$78,520,560	$104,269,842

Contributions Receivable:
Participant	143,651	217,847
Employer	80,794	77,249

Other Receivables: unsettled trades	163	40,850

Total receivables	224,608	335,946

Total Assets	78,745,168	104,605,788

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	284,455	52,870

Net assets available for benefits	$79,029,623	$104,658,658

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

Additions to net assets attributed to:

Income from investments, excluding net appreciation (depreciation):

Dividends	$3,411,346
Interest	200,059

Total investment income, excluding net appreciation (depreciation):	3,611,405

Contributions:

Participant	6,232,948
Employer	2,174,433

Total Contributions	8,407,381

Total Additions	12,018,786

Deductions from net assets attributed to:

Net depreciation in fair value of investments (Note 8)	33,191,546
Benefits paid to participants	4,401,320
Administrative expenses	54,955

Total Deductions	37,647,821

Net decrease in net assets available for benefits for the year	(25,629,035)

Net assets available for benefits, beginning of the year	104,658,658

Net assets available for benefits, end of the year	$79,029,623

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
NOTE 1 — DESCRIPTION OF THE PLAN
General Plan Information
The following description of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
The Plan, established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time and part-time non-union employees of AptarGroup, Inc. and certain of its subsidiaries (the “Company” or the “Employer”). The Plan is administered by a committee appointed by the Company, consisting of Company employees.
A participant (“Participant” or “Participants”) is a full-time employee who becomes eligible to participate on the first day of the month following 30 days of service, or a part-time employee who becomes eligible to participate after completion of 1000 hours of service in a defined twelve-month period. If an employee has not enrolled in the Plan within 30 days from the eligibility date, the employee will be automatically enrolled at 3%, unless the employee elects to not participate in the Plan. A participant can authorize contributions of salary to the Plan of not less than 1 percent and not more than 25 percent of earnings (subject to Internal Revenue Code (“IRC”) limitations). Participants’ earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.
Contributions
The amount of Employer contributions is determined annually by the Employer on a discretionary basis. Such contributions are computed as a matching percentage of each Participant’s contribution within specified limits. The Company matched 50% of Participant contributions up to the first 6%, for the year ended December 31, 2008.
Plan Investments
Fidelity Management Trust Company (the “Trustee”) is the trustee for the Plan. Participants may direct their contributions and the employer matching contribution to any combination of the following investment options which includes the following investment funds (the “Trust”) available to Participants:

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Retirement Government Money Market Portfolio — Assets included in this fund are invested in U.S. government securities and repurchase agreements for those securities. The goal of this fund is to preserve a level of current income as is consistent with the security of principal and liquidity.
Fidelity Magellan Fund — Assets included in this fund are primarily invested in common stock and securities of domestic and foreign issuers with the intention of seeking capital appreciation.
Fidelity Managed Income Portfolio — Assets included in this fund are primarily invested in investment contracts issued by insurance companies and other financial institutions, and in nonconvertible bonds, U.S. Government Agency Obligations, U.S. Government Agency-Mortgage Securities, Asset-Backed Securities, Collateralized Mortgage Obligations, Commercial Mortgage Securities and fixed income securities. The goal of this fund is to preserve a principal investment while earning interest income.
Allianz NFJ Dividend Value Fund Administrative Class — This fund invests most of its assets in equity securities that pay or are expected to pay dividends. The goal of this fund is to provide current income and provide long-term growth.
Vanguard 500 Index Fund Investor Shares — This fund invests in all 500 stocks in the S&P 500 Index. This fund seeks to match the performance and risk of the S&P 500 Index.
Baron Asset Fund — This fund invests in small and mid-cap companies before the growth prospects and assets of these companies have been properly valued by other investors. The goal of this fund is to provide long-term capital appreciation.
Fidelity Diversified International Fund — The fund primarily invests in common stock of foreign securities. Foreign investments involve greater risk and may offer greater potential returns than U.S. investments. The goal of this fund is to provide capital growth.
Fidelity Small Cap Independence Fund — The fund normally invests at least 80% of total assets in securities of companies with small market capitalizations. The fund may invest in securities of domestic and foreign issuers. The goal of the fund is to provide capital appreciation.
PIMCO Total Return Fund Institutional Class — The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years, investments may also include short-and long-maturity bonds. The goal of this fund is to provide maximum total return, consistent with preservation of capital and prudent investment management.
Third Avenue Real Estate Value Fund — The fund primarily invests at least 80% of its assets in securities of real estate and real estate related companies, or in companies which own significant real estate at the time of investment. The fund seeks to acquire these securities at a discount to

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
what the Advisor believes is their true value. The goal of the fund is to seek to provide long-term capital appreciation. This fund was added in 2008.
AptarGroup, Inc. Stock Fund — Assets included in this fund are invested in the common stock of the Employer or its affiliate. Performance of this fund is directly tied to the performance of the Company as well as to that of the stock market as a whole. The goal of the fund is to increase the value of the investment over the long term by investing in the stock of the Employer or its affiliate.
Fidelity Freedom Income Fund — The fund primarily invests in short-term funds (40%), in investment grade fixed income funds (35%), in domestic equity funds (20%) and in high yield fixed income funds (5%). The goal of the fund is to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.
Fidelity Freedom 2000 Fund — The fund primarily invests in Fidelity short-term mutual funds (39%), in investment grade fixed income funds (32%), in domestic equity funds (23%) and in high yield fixed income funds (5%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2005 Fund — The fund primarily invests in domestic equity funds (39%), in investment grade fixed income funds (34%), in Fidelity short-term mutual funds (14%), in international equity funds (9%) and in high yield fixed income funds (5%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2010 Fund — The fund primarily invests in domestic equity funds (40%), in investment grade fixed income funds (35%), in Fidelity short-term mutual funds (10%), in international equity funds (10%) and in high yield fixed income funds (5%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2015 Fund — The fund primarily invests in domestic equity funds (43%), in investment grade fixed income funds (33%), in international equity funds (11%), in high yield fixed income funds (5%) and in Fidelity short-term mutual funds (8%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Fidelity Freedom 2020 Fund — The fund primarily invests in domestic equity funds (53%), in investment grade fixed income funds (26%), in international equity funds (13%), in high yield fixed income funds (7%) and in Fidelity short-term mutual funds (1%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2025 Fund — The fund primarily invests in domestic equity funds (56%), in investment grade fixed income funds (22%), in international equity funds (14%) and in high yield fixed income funds (8%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2030 Fund — The fund primarily invests in domestic equity funds (64%), in international equity funds (16%), in investment grade fixed income funds (12%) and in high yield fixed income funds (8%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2035 Fund — The fund primarily invests in domestic equity funds (66%), in international equity funds (17%), in investment grade fixed income funds (10%) and in high yield fixed income funds (8%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2040 Fund — The fund primarily invests in domestic equity funds (68%), in international equity funds (17%), in high yield fixed income funds (10%) and in investment grade fixed income funds (6%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2045 Fund — The fund primarily invests in domestic equity funds (68%), in international equity funds (17%), in high yield fixed income funds (10%) and in investment grade fixed income funds (5%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.
Fidelity Freedom 2050 Fund — The fund primarily invests in domestic equity funds (70%), in international equity funds (20%), in investment grade fixed income funds (1%) and in high yield fixed income funds (10%). The goal of the fund is to provide high total return until its target retirement date. Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Participant Accounts
A Participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Retirement Government Money Market Fund and Managed Income Fund. Each participant’s account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and certain administrative expenses. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of a participant’s account to all accounts.
Vesting
Each Participant is fully vested in his or her contributions and related earnings at all times. Vesting of the Employer contribution account occurs at the rate of 20 percent per year of service on a cumulative basis for each year of service with a participating Employer. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments (for account portion attributable to Pittway Blue Chip Plan), or a combination of these forms (for account portion attributable to Pittway Blue Chip Plan), or a direct transfer to an eligible retirement plan. While employed, in the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan. Upon withdrawal from the Plan, the Participant will receive the amount of his or her contributions plus the vested portion of his or her employer contributions. When a Participant terminates employment for any reason other than retirement after age 65, death or disability, the nonvested amounts of the Employer contributions will be forfeited and used to reduce administrative expenses of the Plan and then used to reduce future contributions of the Employer. The amount of such forfeitures available to reduce future contributions of the Employer was $20,856 and $48,553 as of December 31, 2008 and 2007, respectively.
Nonvested amounts for Participants who terminate employment for any reason other than retirement after age 65, death or disability, will be reinstated if reemployment by the Employer occurs prior to incurring five consecutive one year breaks in service as defined by the Plan agreement.
Participant Loans
The Plan provides that a Participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the Participant’s vested account balance or $50,000. Each Participant loan is evidenced by a note and is considered an investment to that Participant’s respective account. Each Participant note carries an interest rate equal to the prime rate plus one percent (loans opened during the year ended December 31, 2008 had interest rates on outstanding notes ranging from 4.25% to 8.25%) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Certain previously reported amounts have been reclassified to conform to the current period presentation.
Valuation of Investments
The Plan’s investments are stated at fair value (see Note 3). Participant loans are valued at cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on transferability of the loans. Purchases and sales are recorded on a trade-date basis.
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in the stable value fund.
Effect of Newly Issued but not yet Effective Accounting Standards
In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.
Contributions
Employer and participant contributions are invested directly in appropriate funds based upon participant elections made at the date of enrollment or through authorized changes in elections.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Plan Transfers
Participant contributions included in the Statement of Changes in Net Assets in the amount of $221,298 were transferred to the Plan as a result of the participant rollover provision of the Plan during 2008.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.
Security Transactions and Investment Income
Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits. This net appreciation or depreciation consists of realized and unrealized gains and losses. Realized losses and gains are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis. Unrealized losses and gains are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year.
Trustee and Administrative Expenses
Expenses incurred in the administration of the Plan and Marquette Investment Manager fees are paid by the Company through Plan forfeitures, except for loan service fees, which are paid by the Participants. Certain other costs of plan administration were paid by the Company.
NOTE 3 — FASB No. 157, FAIR VALUE MEASUREMENTS
Adoption of New Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The effective date for the Plan is January 1, 2008. The impact of adoption of this standard as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
The Plan’s investments are reported at fair value. FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The fair values of mutual fund investments, money market mutual funds and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).
The fair values of cash and cash equivalents are estimated based upon the deposit account balances, payable to the Plan on demand (level 2 inputs).
The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs).

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level One)	(Level 2)	(Level 3)
Investments:
Company common stock	$15,485,464	$—	—
Mutual funds	55,171,161	—	—
Common collective trusts	—	5,273,345	—
Money market funds	—	981	—
Participant loans	—	—	2,589,609

	$70,656,625	$5,274,326	$2,589,609

     The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

	Fair Value Measurements Using Significant
	Unobservable Inputs (Level 3)
	Investment
	Contracts and
	Participant Loans	Total
Beginning balance, January 1, 2008	$2,486,500	$2,486,500
Purchases, sales, issuances and settlements (net)	103,109	103,109
Ending balance, December 31, 2008	$2,589,609	$2,589,609

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. Party-in-interest transactions included investments in the AptarGroup Stock Fund. At December 31, 2008 and 2007, the Plan had $15,485,464 and $16,825,534, respectively, invested in Employer Stock through a unitized investment fund managed by the Trustee. The Plan held 439,429 and 411,282 shares of Employer stock as of December 31, 2008 and 2007, respectively. Dividends were paid on these shares in the amount of $251,007 during the year ended December 31, 2008. These transactions also qualify as party-in-interest transactions.
Additionally, certain Plan investments are shares of mutual funds managed by the Trustee and participant loans; therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to the Trustee for loan services and other participant-initiated transactions amounted to $20,779 for the year ended December 31, 2008. Fees paid by the Plan through Plan forfeitures to the Trustee and Marquette Investment Manager for trustee and investment management fees amounted to $17,176 and $17,000, respectively, for the year ended December 31, 2008. These transactions are not prohibited transactions as defined under the Employee Retirement Income Security Act of 1974 (“ERISA”).

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
NOTE 5 — FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 2002 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 6 — RISKS AND UNCERTAINTIES
Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
NOTE 7 — AMENDMENT AND TERMINATION OF PLAN
The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the Participants in the Plan with respect to contributions made prior to the date of the amendment.
Although it has not expressed any intent to do so, the Company reserves the right to discontinue Employer contributions or to terminate its participation in the Plan at any time. In the event of a partial or complete termination of the Plan, all Participants with respect to whom the Plan is being terminated shall be fully vested in their accounts as of the date of the termination of the Plan. If a Participant remains an employee of the Company or its affiliates following the termination of the Plan, his benefits shall remain in the Trust until his separation from service and then shall be paid to him in accordance with the provisions of the Plan.
The Plan is subject to the provisions of ERISA applicable to defined contribution plans. Since the Plan provides for an individual account for each Participant and for benefits based solely on the amount contributed to the Participant’s account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
NOTE 8 — INVESTMENTS
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Common Stock Fund
AptarGroup, Inc. Common Stock	$15,485,464	$16,825,534

Mutual Funds
Fidelity Magellan Fund	12,455,003	25,204,289

Fidelity Diversified International Fund	6,042,013	11,635,488

Allianz NFJ Dividend Fund	9,023,023	13,762,561

Fidelity Retirement Government Money Market Portfolio	12,690,479	12,043,149

Common Trust Fund
Fidelity Managed Income Portfolio	5,273,345	4,865,001
(Contract values: 2008 — $5,557,800, 2007 — $4,917,871)
During 2008, the Plan’s investments (bought, sold and held during the year) depreciated in value by $33,191,546. Mutual funds accounted for $30,926,558 of the depreciation and AptarGroup, Inc. common stock accounted for $2,264,988 of the depreciation, respectively.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008, and 2007:

	2008	2007
Net assets available per the financial statements	$79,029,623	$104,658,658
Excess of contract value over estimated fair value of investment in stable value fund (1)	(284,455)	—

Net assets available for benefits per the Form 5500	$78,745,168	$104,658,658

(1) — As of January 1, 2008, the Company adopted FASB Statement No. 157 which establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Therefore, for comparative purposes the Statement of Net Assets Available for benefits for the Plan’s financial statement as of December 31, 2007 has been retroactively revised to show the excess of the contract value over the estimated value over the estimated fair value of investment in stable fund value.
The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2008 per the financial statements to the net increase in net assets available for benefits per the 2008 Form 5500:

Decrease in net assets available for benefits per the financial statements	$(25,629,035)
Change in the excess of contract value over estimated fair value of investment in stable value fund	(284,455)

Net decrease per the Form 5500	$(25,913,490)

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i
APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2008

Name of plan sponsor:	AptarGroup, Inc.

Employer identification number:	36-3853103

Three-digit plan number:	002

			Description
	Issuer	Identity of Issue	of Investment	Cost**	Fair Value
Common Stock
*	AptarGroup, Inc.	Common Stock Fund	Common Stock Fund		$15,485,464

Mutual Funds
*	Fidelity Investments	Retirement Government
		Money Market Portfolio	Money Market Fund		12,690,479
*	Fidelity Investments	Magellan Fund	Mutual Fund		12,455,003
*	BAMCO, Inc.	Baron Asset Fund	Mutual Fund		249,293
*	Fidelity Investments	Diversified International Fund	Mutual Fund		6,042,013
	Allianz Global Investors	NFJ Dividend Fund
		Administrative Class	Mutual Fund		9,023,023
*	Fidelity Investments	Small Cap Independence Fund	Mutual Fund		2,222,309
	PIMCO	Total Return Fund Institutional Class	Mutual Fund		3,294,392
	Third Avenue Management LLC	Real Estate Value Fund	Mutual Fund		1,445
*	Vanguard Group	Vanguard 500 Index	Mutual Fund		529,316
*	Fidelity Investments	Freedom Income Fund	Mutual Fund		536,125
*	Fidelity Investments	Freedom 2000 Fund	Mutual Fund		20,079
*	Fidelity Investments	Freedom 2005 Fund	Mutual Fund		26,084
*	Fidelity Investments	Freedom 2010 Fund	Mutual Fund		1,727,087
*	Fidelity Investments	Freedom 2015 Fund	Mutual Fund		1,689,080
*	Fidelity Investments	Freedom 2020 Fund	Mutual Fund		1,614,829
*	Fidelity Investments	Freedom 2025 Fund	Mutual Fund		951,047
*	Fidelity Investments	Freedom 2030 Fund	Mutual Fund		716,196
*	Fidelity Investments	Freedom 2035 Fund	Mutual Fund		620,907
*	Fidelity Investments	Freedom 2040 Fund	Mutual Fund		583,997
*	Fidelity Investments	Freedom 2045 Fund	Mutual Fund		89,385
*	Fidelity Investments	Freedom 2050 Fund	Mutual Fund		89,072

Schedule H, Line 4i
APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2008

			Description
	Issuer	Identity of Issue	of Investment	Cost**	Fair Value
Money Market Funds
*	AptarGroup, Inc.	Common Stock Fund	Money Market Fund		981

Common Trust Funds
*	Fidelity Investments	Managed Income Portfolio	Common Trust Fund		5,273,345

Other Investments
*	Plan participants	Participant Loans — Range of interest rates 4.25-9.25%			2,589,609

					$78,520,560

*	Party-in-interest

**	Investments are participant-directed. Cost is not required to be presented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AptarGroup, Inc. Profit Sharing and Savings Plan

By:	AptarGroup, Inc., as Plan Administrator

By:	/s/ Lawrence Lowrimore Lawrence Lowrimore
Vice President-Human Resources
June 23, 2009

INDEX OF EXHIBITS

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.